LEGEND

                                             Legend International Holdings, Inc.
                                             A Delaware Corporation
                                             ABN 82 120 855 352

                                             Level 8, 580 St Kilda Road
                                             Melbourne Victoria 3004
                                             Australia

                                             PO Box 6315, St Kilda Road Central
                                             Melbourne Victoria 8008
                                             Australia

                                             T +61 3 8532 2866
                                             F +61 3 8532 2805
                                             info@lgdi.net
                                             www.lgdi.net


April 14, 2008


Securities and Exchange Commission
Washington, D.C.  20549-7010

Attn:    George Schuler
         Mail Stop 7010

         Re:      Legend International Holdings, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-145082
                  -----------------------------------


Dear Sirs:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legend International Holdings, Inc., a Delaware corporation (the "Company") hereby requests that the effectiveness of its Registration Statement on Form S-1A (Registration No. 333-145082) be accelerated so that the Registration Statement will become effective by 11:00 A.M. on Wednesday, April 16, 2008 or as soon thereafter as practicable.

         The Company hereby acknowledges the following:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

/s/ PETER LEE
PETER LEE
CFO & Secretary